Exhibit 21.1

List of Subsidiaries of the Company

Name of Subsidiary	State or Jurisdiction of Incorporation
Stockgroup Media Inc.	British Columbia
Stockgroup Systems Ltd.	Nevada
Stockgroup Australia Pty Ltd.	Australia
Stockgroup.com (Bahamas) Ltd.	Bahamas
Stockgroup.com International Inc.	Bahamas
Stockscores Analytics Corp.	British Columbia
579818 B.C. Ltd.	British Columbia

Stockgroup Information Systems Inc. owns 100% of the issued and outstanding voting common shares of 579818 B.C. Ltd., which is an intermediary holding company with no activity and which wholly owns Stockgroup Media Inc., a British Columbia corporation. Stockgroup Media Inc. is our Canadian operating company, and is the company where significantly all of our current operations reside. Stockgroup Media Inc. owns 50% of Stockscores Analytics Corp., a British Columbia corporation with no activity at this time and no material impact on us. In addition, we wholly own Stockgroup Systems Ltd., a Nevada Corporation, which is our U.S. operating company, which is where our U.S. operations reside.

Effective January 14, 2007, Stockgroup Australia Pty Ltd, an Australia Corporation, was deregistered. Effective August 31, 2002, Stockgroup.com (Bahamas) Ltd. and Stockgroup.com International Inc. were struck from record. While they have not been deregistered they have no net assets at December 31, 2006.